Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	11:27 01-Dec-06

RNS Number: 0713N
Wolseley PLC
01 December 2006

Wolseley plc hereby notifies the following share purchases made by directors/persons discharging managerial responsibilities under the Wolseley plc Dividend Reinvestment Plan in respect of the final dividend for the year ended 31 July 2006, which was paid on 30 November 2006.

Director's	No. of shares purchased on	Purchase price per
Name	30 November 2006	share in pence

Robert M.Walker	36	1187.146p
Stephen P Webster*	76	1187.146p
Mark J. White	76	1187.146p

* The purchase was made by Mr Webster's spouse.

Mr Walker now holds 10,944 ordinary shares of 25p each in the capital of the Company, Mr White now holds 4,750 ordinary shares of 25p each in the capital of the Company and Mr Webster and his wife now hold a total of 55,259 ordinary shares of 25p each in the capital of the Company.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END